Filed pursuant to Rule 424(b)(3)

Registration No. 333-179460

PROSPECTUS SUPPLEMENT NO. 30
to Prospectus declared
effective on May 10, 2012
(Registration No. 333-179460)
TWIN CITIES POWER HOLDINGS, LLC

This Prospectus Supplement No. 30 supplements our Prospectus declared effective May 10, 2012, as previously supplemented on May 10, 2012, May 16, 2012, May 25, 2012, May 29, 2012, June 1, 2012, June 14, 2012, June 25, 2012, June 29, 2012, July 10, 2012, August 14, 2012, August 31, 2012, September 20, 2012, October 12, 2012, November 2, 2012, November 14, 2012, December 20, 2012, December 31, 2012, January 8, 2013, March 1, 2013, March 18, 2013, March 29, 2013, April 1, 2013, May 2, 2013, May 15, 2013, May 31, 2013, June 10, 2013, June 17, 2013, and June 19, 2013 (the “Prospectus”).

You should read this Prospectus Supplement No. 30 together with the Prospectus.

This Prospectus Supplement No. 30 includes the attached Current Report on Form 8-K of Twin Cities Power Holdings, LLC as filed by us with the Securities and Exchange Commission on June 20, 2013.

The notes can only be purchased by residents of: California, Colorado, Connecticut, Delaware, Florida, Georgia, Illinois, Indiana, Kansas, Michigan, Minnesota, Mississippi, Missouri, New Jersey, New Mexico, New York, South Dakota, Texas, Utah, Vermont, and Wisconsin. No offer is made by this prospectus supplement to residents of any other state. See the section of the prospectus, “Notices to Investors of Certain States and Suitability Standards,” for additional details.

The information contained herein, including the information attached hereto, supplements and supersedes, in part, the information contained in the Prospectus.  This Prospectus Supplement No. 30 should be read in conjunction with the Prospectus, and is qualified by reference to the Prospectus except to the extent that the information in this Prospectus Supplement No. 30 supersedes the information contained in the Prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus Supplement No. 30 is June 20, 2013.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

____________

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported)	June 13, 2013

TWIN CITIES POWER HOLDINGS, LLC
(Exact Name of Registrant as Specified in Charter)

Minnesota	27-1658449
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

16233 Kenyon Ave., Suite 210, Lakeville, Minnesota	55044
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code	(952) 241-3103

n/a
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.       Entry into a Material Definitive Agreement.

As previously disclosed by Twin Cities Power Holdings, LLC (the “Company”), on April 8, 2011, Twin Cities Power, LLC (“TCP”), a wholly-owned subsidiary of the Company, executed a Promissory Note (the “Note”) in favor of John O. Hanson in the principal amount of $400,000. On or around December 10, 2012, TCP and Mr. Hanson executed a Promissory Note Extension, pursuant to which Mr. Hanson agreed to extend the term of the Note from its previous maturity date of December 31, 2012 to June 30, 2013. On June 13, 2013, TCP and Mr. Hanson agreed to further extend the term of the Note to mature on December 31, 2013 or upon Mr. Hanson’s earlier demand. The outstanding balance of the Note is $200,000, and the remaining terms of the Note shall remain the same, with TCP paying interest on such outstanding balance at a rate of twenty (20%) percent per annum.

The foregoing description is qualified in its entirety by reference to the Promissory Note Extension filed as Exhibit 10.1 to this Current Report on Form 8-K.

5.02.       Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

As previously disclosed, Wiley H. Sharp III has served as the Company’s Vice President of Finance and Chief Financial Officer pursuant to the terms of a Consultant and Professional Services Agreement, the term of which ended on May 31, 2013. On June 16, 2013, the Company entered into an Employment Agreement (“Employment Agreement”) with Mr. Sharp, pursuant to which Mr. Sharp shall continue to serve as Vice President of Finance and Chief Financial Officer and shall receive a monthly salary of $14,000. In addition, the Employment Agreement contains provisions that entitle Mr. Sharp to certain employee benefits and vacation, severance benefits, expense reimbursement, and a discretionary bonus based on the profitability of the Company.

The foregoing description is qualified in its entirety by reference to the Employment Agreement filed as Exhibit 10.2 to this Current Report on Form 8-K.

Item 9.01.       Financial Statements and Exhibits.

(d)

10.1	Promissory Note Extension dated June 13, 2013 between John O. Hanson and Twin Cities Power, LLC.
10.2	Employment Agreement dated June 16, 2013 between Twin Cities Power Holdings, LLC and Wiley H. Sharp III.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 20, 2013	By	/s/ Wiley H. Sharp III
Wiley H. Sharp III
	Its	Vice President – Finance and Chief Financial Officer

3

Exhibit 10.1

Promissory Note Extension

I, John Hanson, the Payee on a Promissory Note dated April 8, 2011, a copy of which Promissory Note is attached hereto and marked as Exhibit "A", agrees to extend the term of the Promissory Note to December 31, 2013 unless I demand payment prior to said date. The Promissory Note has a principle balance as of the 6th day of June, 2013 of $200,000.00.

Twin Cities Power, LLC

/s/ Timothy S. Kriger	/s/ John O. Hanson
Timothy S. Krieger	John O. Hanson
Its: CEO
Dated: June 6, 2013	Dated June 13, 2013

1

EXHIBIT A

FOR VALUE RECEIVED, TWIN CITIES POWER, LLC, a Minnesota limited liability company, promises to pay to the order of JOHN O. HANSON, his successors and assigns, the principal sum of Four Hundred Thousand and no/100 Dollars $400,000.00) together with interest on the unpaid principal balance, payable quarterly, at the rate of twenty (20%) per cent per annum on demand and if no demand, all principal and unpaid interest shall be paid on December 31,2011. All payments shall be applied first to interest accrued hereon and the balance in reduction of the principal indebtedness evidenced hereby.

Each maker, co-maker, endorser, surety and guarantor hereof waives demand, presentment, protects, notice of protest and notice of dishonor, and consents to any extension or renewals hereof without notice, and agrees in the event of default, to pay all costs of collection and all reasonable attorneys

The undersigned is hereby granted the right, option and privilege of prepaying any part or all of the indebtedness evidenced by this Promissory Note at any time without penalty.

The undersigned acknowledges receipt of a copy hereof.

TWIN CITIES POWER, LLC.

By: /s/ TIMOTHY S. KREIGER
Its: CEO

2

Exhibit 10.2

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (the “Agreement”) is entered into and effective as of June 16, 2013, by and between Twin Cities Power Holdings, L.L.C., a Minnesota Limited Liability Company, with its principal place of business at 16233 Kenyon Avenue, Suite 210, Lakeville, Minnesota, 55044 (the “COMPANY”) and Wiley H. Sharp, III, an individual with his principal residence at 4979 Devonshire Circle, Shorewood, Minnesota 55331 (the “EMPLOYEE”). The COMPANY and EMPLOYEE are jointly referred to as PARTIES (“PARTIES”).

A.	The PARTIES wish to provide for the employment of the EMPLOYEE by the COMPANY;

B.	The EMPLOYEE wishes to receive compensation from the COMPANY for the EMPLOYEE’s services, and the COMPANY wants reasonable protection for its confidential business and technical information that has been acquired and is being developed by the COMPANY at substantial expense.

1.	Employment. Subject to all of the terms and conditions of this Agreement, the COMPANY agrees to employ the EMPLOYEE as Vice President of Finance and Chief Financial Officer in the business of the COMPANY and the EMPLOYEE accepts such employment.

2.	Duties.

(a) The EMPLOYEE will devote substantially all of his business hours to, and, during such time, make the best use of his energy, knowledge and training in advancing the COMPANY’s interests. The EMPLOYEE will diligently and conscientiously perform the duties of the EMPLOYEE’s position within the general guidelines to be determined by the COMPANY’s President. While the EMPLOYEE is employed by the COMPANY, the EMPLOYEE will keep the COMPANY informed of any other business activities or outside employment and will promptly stop any activity or employment that might conflict with the COMPANY’s interests or adversely affect the performance of the EMPLOYEE’s duties for the COMPANY.

(b) Notwithstanding the above, the EMPLOYEE shall be permitted, to the extent such activities do not substantially interfere with his performance of his duties and responsibilities to (i) manage his personal, financial and legal affairs, (ii) serve on civic or charitable boards or committees, (iii) serve on boards of other companies of organization that do not compete with the COMPANY or its subsidiaries in any shape or form, and the EMPLOYEE shall be entitled to receive and retain all remuneration received by him from the items listed in clauses (i) through (iii) of this paragraph.

1

3.	Term. The term of this Agreement shall commence on the date first written above and continue unless terminated in accordance with Section 5 below.

4.	Compensation.

(a) Salary. The COMPANY agrees to pay the EMPLOYEE a monthly salary of $14,000.00 (the “Monthly Salary”), in equal semi-monthly installments, and in arrears, in accordance with the standard payroll practices of the COMPANY. Within 30 days of the anniversary date of this Agreement and within 30 days of every anniversary thereafter, during the term of this Agreement, the Base Salary will be reviewed by the COMPANY considering both the EMPLOYEE’s performance and the performance of the COMPANY during the preceding calendar year. If the EMPLOYEE’s Base Salary is adjusted by the COMPANY, such adjusted Base Salary shall then constitute the Base Salary for all purposes under this Agreement.

(b) Benefits and Vacation. The EMPLOYEE will be entitled to participate in all benefit plans adopted by the COMPANY to the extent that the terms of such benefit plans permit the EMPLOYEE to participate. The EMPLOYEE will be entitled to twenty (20) days per year of personal time off (“PTO”) and all legal holidays observed by the COMPANY, in each case, in accordance with the COMPANY’s policies as in effect from time-to-time. In the event EMPLOYEE does not use all PTO for a given fiscal year, up to five days of unused PTO may be carried over to the next fiscal year.

(c) Bonus. The EMPLOYEE shall be entitled to a discretionary bonus as long as the COMPANY has sufficient profits to support management bonuses as determined and approved by the Board of Governors.

(d) Expenses. The EMPLOYEE shall be reimbursed monthly by the COMPANY for reasonable expenses which are incurred, documented and accounted for in accordance with the COMPANY’s policies for the same.

(e) Severance. In the event the EMPLOYEE is terminated by the COMPANY without cause, or as a result of death or disability, the EMPLOYEE shall be entitled to payment of three (3) month’s salary and benefits as in effect on the date of such termination payable in accordance with the normal payroll practice of the Company.

5.	Termination. Subject to the respective continuing obligations of the COMPANY and the EMPLOYEE under Sections 6 and 7 below:

(a) Employment At-Will. Nothing in this Agreement is intended to establish any minimum period of the EMPLOYEE’s continuing employment, and such employment continues to be on an “at-will” basis. The EMPLOYEE acknowledges that his employment with COMPANY is terminable at-will at any time by either party.

(b) Termination for Cause. The COMPANY may terminate this Agreement upon written notice to the EMPLOYEE for cause, which will include (i) dishonesty, fraud, material and deliberate injury or attempted injury, in each case related to the COMPANY or its business, (ii) any unlawful or criminal activity of a serious nature, (iii) any willful breach of duty or habitual neglect of duty or (iv) any breach of Sections 6 or 7 of this Agreement.

2

(c) Termination for Death or Disability. This Agreement will terminate upon the EMPLOYEE’s death or “permanent disability.” For purposes of this Agreement the term “permanent disability” means the occurrence of an event which constitutes permanent and total disability within the meaning of Section 22(e)(3) of the Internal Revenue Code of 1986.

6.	Confidential Information.

(a) Prohibition on Use of Confidential Information. The EMPLOYEE agrees not to directly or indirectly disclose or use at any time, either during or subsequent to his employment by the COMPANY and any of its subsidiaries or affiliates (which obligation will survive indefinitely), any code, software, technology, trade secrets, know-how, or other information, knowledge, or data possessed, used or licensed by the COMPANY or to which the EMPLOYEE gains access in connection with his employment and which the COMPANY deems confidential, proprietary or protected under grant of license or which the EMPLOYEE has reason to believe is confidential, proprietary or protected under grant of license, except as such disclosure or use may be required in connection with his work for the COMPANY or unless the EMPLOYEE first secures the written consent of the COMPANY. Upon termination of his employment, the EMPLOYEE will promptly return to the COMPANY all originals and all copies of all property and assets of the COMPANY created or obtained by the EMPLOYEE as a result of or in the course of or in connection with his employment with the COMPANY which are in the EMPLOYEE’s possession or control, whether confidential or not, including, but not limited to, computer files, software programs, computer equipment, correspondence, notes, memoranda, notebooks, drawings, customer lists, or other documents delivered to the EMPLOYEE concerning any idea, product, apparatus, invention or process manufactured, used, developed, investigated, or marketed by the COMPANY during the period of his employment.

(b) Third-Party Information. The EMPLOYEE understands and acknowledges that the COMPANY has a policy prohibiting the receipt by the COMPANY of any confidential information in breach of the EMPLOYEE’s obligations to third parties and does not desire to receive any confidential information under such circumstances. Accordingly, the EMPLOYEE will not disclose to the COMPANY or use in the performance of any duties for the COMPANY any confidential information in breach of an obligation to any third party. The EMPLOYEE represents that he has provided the COMPANY with a copy of any agreement by which the EMPLOYEE is bound that restrict the EMPLOYEE’s use of any third party’s confidential information and all such agreements are set forth on Exhibit “A” which is incorporated herein.

(c) Survival. The obligations of this Section 6 shall survive the termination of this Agreement.

3

7.	Twin Cities Companies Code of Conduct and Compliance Program.

(a) Code of Conduct. The EMPLOYEE agrees to be bound by and comply with the Twin Cities Companies’ Code of Conduct and Compliance Program, as it may be amended from time to time. The EMPLOYEE acknowledges and agrees that it is his responsibility to know the terms of the program as in force from time to time and where the EMPLOYEE has any doubts to check with the Companies’ Compliance Officer and to conduct his duties in conformity with the Officer’s directives.

(b) Survival. The obligations of this Section 7 shall survive the termination of this Agreement.

8.	Miscellaneous.

(a) Conflicts of Interest. The EMPLOYEE agrees that he will not, directly or indirectly, transact business with the COMPANY personally, or as an agent, owner, partner or shareholder of any other entity; provided, however, that any such transaction maybe entered into if approved by the Board of the COMPANY.

(b) No Adequate Remedy. The EMPLOYEE understands that if the EMPLOYEE fails to fulfill the EMPLOYEE’s obligations under this Agreement the damages to the COMPANY would be very difficult to determine. Therefore, in addition to any other rights or remedies available to the COMPANY at law, in equity, or by statute, the EMPLOYEE hereby consents to the specific enforcement of this Agreement by the COMPANY through an injunction or restraining order issued by an appropriate court.

(c) Successors and Assigns. This Agreement is binding on and inures to the benefit of the COMPANY’s successors and assigns, (all of which are included in the term the “COMPANY” as it is used in this Agreement); provided, however, that the COMPANY may assign this Agreement only in connection with a merger, consolidation, assignment, sale or other disposition of substantially all of its assets or business.

(d) Modification. This Agreement may be modified or amended only by a written statement signed by both the COMPANY and the EMPLOYEE.

(e) Governing Law. The laws of the State of Minnesota will govern the validity, construction and performance of this Agreement. Any legal proceeding related to this Agreement will be brought in an appropriate Minnesota court, and both the COMPANY and the EMPLOYEE hereby consent to the exclusive jurisdiction of that court for this purpose.

(f) Construction. Wherever possible, each provision of this Agreement will be interpreted so that it is valid under the applicable law. If any provision of this Agreement is to any extent invalid under the applicable law that provision will still be effective to the extent it remains valid. The remainder of this Agreement also will continue to be valid, and the entire Agreement will continue to be valid in other jurisdictions.

4

(g) Waivers. No failure or delay by either the COMPANY or the EMPLOYEE in exercising any right or remedy under this Agreement will waive any provision of the Agreement. Nor will any single or partial exercise by either the COMPANY or the EMPLOYEE of any right or remedy under this Agreement preclude either of them from otherwise or further exercising these rights or remedies, or any other rights or remedies granted by any law or any related document.

(h) Captions. The headings in this Agreement are for convenience only and do not affect this Agreement’s interpretation.

(i) Entire Agreement. This Agreement supersedes all previous and contemporaneous oral negotiations, commitments, writings and understandings between the PARTIES concerning the matters in this Agreement, including without limitation any policy or personnel manuals of the COMPANY.

(j) Notices. All notices and other communications required or permitted under this Agreement will be in writing and will be hand delivered or sent by registered or certified first class mail, postage prepaid, and will be effective upon delivery if hand delivered, or three (3) days after mailing if mailed to the address stated at the beginning of this Agreement. These addresses may be changed at any time by like notice.

(k) Counterparts and Copies. This Agreement may be executed in counterparts, each of which will be deemed an original, and all of which, taken together, shall constitute one instrument. Physical or electronic copies of this Agreement will be as valid for all purposes as original versions.

The COMPANY and the EMPLOYEE have duly executed this Agreement as of the date first written above.

TWIN CITIES POWER HOLDINGS, L.L.C.

/s/ Timothy S. Krieger

By: Timothy S. Krieger

Its: President/CEO

EMPLOYEE

/s/ Wiley H. Sharp, III

By: Wiley H. Sharp, III

5

EXHIBIT “A”

TO

EMPLOYMENT AGREEMENT

None

EMPLOYEE:

/s/ Wiley H. Sharp, III

Wiley H. Sharp, III